Morgan Stanley Structured Investments	Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-200365 April 8, 2015

Securities Linked to a Domestic ETF Basket due November 5, 2020—Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Principal at Risk Securities

Summary of terms	Investment description

Issuer	Morgan Stanley
•     Linked to a domestic ETF basket comprised of the SPDR® S&P 500® ETF Trust (60% weighting), the SPDR® S&P MidCap 400® ETF (20% weighting) and the iShares® Russell 2000® ETF (20% weighting)

•     Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of the face amount at maturity.  Instead, the securities provide for a redemption amount that may be greater than, equal to or less than the face amount of the securities, depending on the performance of the basket from the starting level to the ending level.

At maturity, the redemption amount per $1,000 face amount of securities will be determined as follows:

o    If the level of the basket increases:

You will receive $1,000 plus 150% participation in the upside performance of the basket, subject to the capped value of $1,560 to $1,610 (to be determined on the pricing date).

o    If the level of the basket decreases, but the decrease is not more than 20%:

You will receive $1,000.

o    If the level of the basket decreases by more than 20%:

You will receive less than $1,000 and will have 1 to 1 downside exposure to the decrease in the level of the basket in excess of 20%.

•     Investors may lose up to 80% of the face amount.

•     All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, the basket components or any stocks underlying the basket components.

•     No periodic interest payments or dividends.

•     No exchange listing; designed to be held to maturity.

Term	5.5 years
Market measure
A domestic ETF basket comprised of the SPDR® S&P 500® ETF Trust (60% weighting), the SPDR® S&P MidCap 400® ETF (20% weighting) and the iShares® Russell 2000® ETF (20% weighting).  The SPY Shares, the MDY Shares and the IWM Shares are each referred to as a “basket component” and together as the “basket components.”

Pricing date	April 30, 2015*
Original issue date	May 5, 2015*
Face amount	$1,000 per security (100% of par)
Redemption amount	See “Investment description” on this page and “How the redemption amount is calculated” on page 3
Maturity date	November 5, 2020*
Starting level	100, which will be equal to the sum of the products of the initial basket component value of each of the basket components on the pricing date and the multiplier for such basket component on such date
Ending level	The basket closing value on the calculation day
Basket closing value	The basket closing value on any day is the sum of the products of the closing value of each of the basket components and the multiplier for such basket component, in each case, on such day.
Closing value	For each basket component, on any day, the share closing price of such basket component on such day times the adjustment factor for such basket component on such day.
Multiplier
The multiplier for each basket component will be set on the pricing date based on such basket component’s respective initial basket component value so that each basket component is reflected in the predetermined starting level in accordance with its basket component weighting.  The multipliers will remain constant for the term of the securities.

Adjustment factor	For each basket component, 1.0, subject to adjustment in the event of certain events affecting such basket component
Capped value	$1,560 to $1,610 per security (156% to 161% of the face amount), to be determined on the pricing date
Threshold level	80, which is 80% of the starting level
Participation rate	150%
Calculation day	October 29, 2020*
Calculation agent	Morgan Stanley & Co. LLC, a wholly owned subsidiary of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount
Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering.  Wells Fargo Securities, LLC will receive a commission of $35 for each security it sells.  Dealers, including Wells Fargo Advisors, LLC (“WFA”), may receive a selling concession of up to $15.00 per security, and WFA will receive a distribution expense fee of $1.20 for each security sold by WFA.

CUSIP	61761JYG8
*To the extent the issuer makes any change to the pricing date or original issue date, the calculation day and stated maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.The face amount of each security is $1,000.  This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security.  We estimate that the value of each security on the pricing date will be approximately $917.40, or within $30.00 of that estimate.  Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement.  See “Investment Summary” and “Risk Factors” in the accompanying preliminary terms for further information.
The securities involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” in the accompanying preliminary terms.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus before making a decision to invest in the securities. Your financial advisor or broker will not accept an order in respect of the securities without first confirming that you have reviewed these documents and that you understand them.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Hypothetical payoff diagram
The payoff diagram to the right is based on the hypothetical capped value of $1,585 per security (the midpoint of the specified range for the capped value), the participation rate of 150% and the threshold level of 80% of the starting level.

This diagram has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and capped value and whether you hold your securities to maturity.

Hypothetical returns

The hypothetical return table below is based on the hypothetical capped value of $1,585 per security (the midpoint of the specified range for the capped value), the participation rate of 150%, the threshold level of 80% of the starting level and the starting level of 100.  The following examples are for illustrative purposes only.  The actual capped value will be determined on the pricing date.

Performance of the Basket	Performance of the Securities
Ending Level	Percent Change in Basket Closing Value	Participation Rate	Redemption Amount	Return on Securities(1)
200	100%	150%	$1,585.00	58.50%
190	90%	150%	$1,585.00	58.50%
180	80%	150%	$1,585.00	58.50%
170	70%	150%	$1,585.00	58.50%
160	60%	150%	$1,585.00	58.50%
150	50%	150%	$1,585.00	58.50%
140	40%	150%	$1,585.00	58.50%
139	39%	150%	$1,585.00	58.50%
138	38%	150%	$1,570.00	57.00%
130	30%	150%	$1,450.00	45.00%
120	20%	150%	$1,300.00	30.00%
110	10%	150%	$1,150.00	15.00%
105	5%	150%	$1,075.00	7.50%
100(2)	0%	N/A	$1,000.00	0.00%
90	-10%	N/A	$1,000.00	0.00%
85	-15%	N/A	$1,000.00	0.00%
80	-20%	N/A	$1,000.00	0.00%
79	-21%	N/A	$990.00	-1.00%
70	-30%	N/A	$900.00	-10.00%
60	-40%	N/A	$800.00	-20.00%
50	-50%	N/A	$700.00	-30.00%
40	-60%	N/A	$600.00	-40.00%
30	-70%	N/A	$500.00	-50.00%
20	-80%	N/A	$400.00	-60.00%
10	-90%	N/A	$300.00	-70.00%
0	-100%	N/A	$200.00	-80.00%

(1) The “Return on Securities” is the number, expressed as a percentage, which results from comparing the redemption amount per $1,000 face amount of securities to the purchase price of $1,000 per security.
(2) The starting level

How the redemption amount at maturity is calculated

If the ending level is greater than the starting level, the lesser of:

(i) $1,000 + , and

(ii) the capped value.

where,

capped value	=	$1,560 to $1,610 per security (156% to 161% of the face amount), to be determined on the pricing date

Under no circumstances will the redemption amount exceed the capped value.

If the ending level is less than or equal to the starting level, but greater than or equal to the threshold level:

the face amount of $1,000

If the ending level is less than the threshold level:

If the ending level is less than the threshold level, you will receive less, and up to 80% less, than the face amount of your securities at maturity.

Notwithstanding anything to the contrary in the accompanying product supplement for PLUS, the amount you will receive at maturity will be the redemption amount, defined and calculated as provided herein and in the accompanying preliminary terms.

Historical Daily Performance of the Basket

The graph above is calculated to show the performance of the basket during the period from January 1, 2010 through April 7, 2015, assuming the basket components are weighted as set out on the cover of this document and that the basket component weightings and multipliers were set on January 1, 2010 such that the starting level was 100, and illustrates the effect of the offset and/or correlation among the basket components during such period.  The graph does not take into account the participation rate or the threshold level, nor does it attempt to show your expected return on an investment in the securities.  The historical values of the basket should not be taken as an indication of its future performance.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. Please review those risk factors carefully.

•	The securities do not pay interest, and you will receive less, and up to 80% less, than the face amount of your securities at maturity if the ending level is less than the threshold level.

•	The appreciation potential of the securities is limited by the capped value.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.

•	The amount payable on the securities is not linked to the value of the basket at any time other than the calculation day.

•	Changes in the price of one or more of the basket components may offset changes in the prices of the others.

•	Investing in the securities is not equivalent to investing in the basket components.

•	The securities are linked to the IWM Shares and are therefore subject to risks associated with small-capitalization companies.

•	The adjustments to the adjustment factors the calculation agent is required to make do not cover every corporate event that can affect the SPY Shares, the MDY Shares or the IWM Shares.

•
Adjustments to any of the basket components or to the S&P 500® Index, S&P® MidCap 400® Index or the Russell 2000® Index (the “share underlying indices”) could adversely affect the value of the securities.

•	The basket components and the share underlying indices are different.

•
The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us.  Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

•
The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•
The securities will not be listed on any securities exchange and secondary trading may be limited.  Accordingly, you should be willing to hold your securities for the entire 5.5-year term of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley, will make determinations with respect to the securities.

•	Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.

•	The stated maturity date may be postponed if the calculation day is postponed.

•	Historical prices of the basket components should not be taken as an indication of the future performance of the basket components during the term of the securities.

•	Potentially inconsistent research, opinions or recommendations by Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC or their respective affiliates.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Not suitable for all investors

Investment suitability must be determined individually for each investor.  The securities described herein are not a suitable investment for all investors.  In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks.  Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the face amount per security.  Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 800-584-6837.

Consult your tax advisor

Investors should review carefully the accompanying preliminary terms, product supplement for PLUS, index supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s MidCap 400 IndexTM” and “SPDR®” are trademarks of Standard & Poor’s Financial Services LLC, an affiliate of The McGraw-Hill Companies, Inc.
“iShares®” is a registered trademark of BlackRock Institutional Trust Company, N.A.